SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 12)

                    Under the Securities Exchange Act of 1934



                          STRATEGIC DISTRIBUTION, INC.
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                                (Name of Issuer)


                          Common Stock, par value $0.10
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                         (Title of Class of Securities)


                                    862701307
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                      (CUSIP Number of Class of Securities)


                              David K. Boston, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 March 29, 2004
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                          (Date of Event which Requires
                            Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13(d)-1(e), 13(d)-1(f) or 13(d)-1(g), check the following box: |_|


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                                  SCHEDULE 13D

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CUSIP No. 862701307
--------------------

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   1    NAME OF REPORT PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        William R. Berkley
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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]

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   3    SEC USE ONLY

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   4    SOURCE OF FUNDS*

        N/A
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   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]

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   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
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                 7    SOLE VOTING POWER

                      663,243  (including 2000 shares which may be acquired upon exercise of stock purchase options)
               -----------------------------------------------------------------
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY          61,532
OWNED BY       -----------------------------------------------------------------
EACH             9    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH           663,243  (including 2000 shares which may be acquired upon exercise of stock purchase options)
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      61,532
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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH  PERSON

        724,775
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  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]

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  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        24.54%
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  14    TYPE OF REPORTING PERSON*

        IN
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


     This Amendment No. 12 to Schedule 13D ("Amendment No. 12"), filed on behalf of Mr. William R. Berkley ("Mr. Berkley"), relates to the Common Stock, par value $.10 per share (the "Common Stock"), of Strategic Distribution, Inc. (the "Company"), and amends and supplements the Schedule 13D as originally filed with the Securities and Exchange Commission (the "Commission") on July 20, 1990, as amended and supplemented on each of January 9, 1991, August 5, 1992, January 8, 1993, December 8, 1993, January 21, 1994 and December 22, 1995, by Amendments No. 1, 2, 3, 4, 5 and 6, respectively, as further amended and restated pursuant to Item 101(a)(2)(ii) of Regulation S-T on June 7, 1996 by Amendment No. 7, and as further amended on January 10, 1997, February 20, 1997, December 9, 2000 and January 30, 2002 by Amendments No. 8, 9, 10 and 11 respectively.

Item 5. Interest in Securities of the Issuer
------- ------------------------------------

     Items 5(a), (b) and (c) are hereby amended and restated in their entirety as follows:

     (a) Mr. Berkley may be deemed to be the beneficial owner of 724,775 shares of Common Stock, as determined under Rule 13d-3. Mr. Berkley holds directly 624,402 shares of Common Stock, 2,000 shares of which are subject to currently exercisable stock options, and may be deemed to hold indirectly 100,373 shares of Common Stock. The shares of Common Stock which may be indirectly owned are held as follows: (i) 38,841 shares of Common Stock directly held by The Berkley Family Limited Partnership (as a general partner of The Berkley Family Limited Partnership, Mr. Berkley may be deemed to be the beneficial owner of such shares); (ii) 30,766 shares of Common Stock directly held by William R. Berkley, Jr. and Marjorie J. Berkley, as Trustees of the Trust for the Benefit of William
R. Berkley, Jr. (the "Rob Berkley Trust"), a trust for which Mr. Berkley's spouse is the trustee and his son is the beneficiary (as a result of his spouse's acting as trustee, Mr. Berkley may be deemed to be the beneficial owner of such shares); and (iii) 30,766 shares of Common Stock directly held by Lauren Elizabeth Berkley and Marjorie J. Berkley, as Trustees of the Trust for the Benefit of Lauren Elizabeth Berkley (the "Lauren Berkley Trust"), a trust for which Mr. Berkley's spouse is the trustee and his daughter is the beneficiary (as a result of his spouse's acting as trustee, Mr. Berkley may be deemed to be the beneficial owner of such shares). Such 724,775 shares represent 24.54% of the 2,953,101 issued and outstanding shares, as represented by the Company in its Form 10-Q for the quarterly period ended September 30, 2003 of Common Stock.

     (b) Mr. Berkley has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 624,402 shares of Common Stock which he holds directly (including 2,000 shares which may be acquired upon exercise of stock options). In addition, as a general partner of The Berkley Family Limited Partnership, Mr. Berkley may be deemed to have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 38,841 shares of Common Stock held directly by The Berkley Family Limited Partnership. The shares of Common Stock held by The Berkley Family Limited Partnership, when added to the shares owned directly by Mr. Berkley, total 663,243 shares of Common Stock over which Mr. Berkley has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition. Additionally, because Mr. Berkley's spouse is trustee of the Rob Berkley Trust and the Lauren Berkley Trust, Mr. Berkley may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the


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


disposition of the 30,766 shares of Common Stock owned directly by each of the respective trusts. The shares of Common Stock owned by the Rob Berkley Trust when added to the shares of Common Stock owned by the Lauren Berkley Trust, total 61,532 shares of Common Stock over which Mr. Berkley may be deemed to have shared power to vote or to direct the vote or to dispose or to direct the disposition.

     (c) On December 24, 2002, RB Insurance Company Ltd. ("RB Insurance"), a company of which Mr. Berkley is President and owns 80% of the outstanding capital stock, transferred all 200,000 shares of Common Stock that it held to Mr. Berkley. In addition, on February 11, 2003, The William R. Berkley 2002 Grantor Retained Annuity Trust (the "Berkley GRAT"), of which Mr. Berkley's spouse is the trustee and his children are the beneficiaries, and in which Mr. Berkley holds an annuity interest, transferred 71,595 shares of Common Stock that it held to Mr. Berkley. Finally, on March 29, 2004, the Berkley GRAT (i) transferred 66,873 shares of Common Stock that it held to Mr. Berkley; (ii) transferred 30,766 shares of Common Stock that it held to the Rob Berkley Trust; and (iii) transferred 30,766 shares of Common Stock that it held to the Lauren Berkley Trust. Mr. Berkley may have been deemed to be the beneficial owner of the shares held by RB Insurance and by the Berkley GRAT.

     Other than as set forth in this Item 5(c), Mr. Berkley has effected no transactions in the Common Stock during the last 60 days.


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SIGNATURES
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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 29, 2004

                                        WILLIAM R. BERKLEY

                                        /s/ William R. Berkley
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